     July 24, 2008
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-0404

Re:	Big 5 Sporting Goods Corporation Form 10-K for the Fiscal Year Ended December 30, 2007 Filed March 10, 2008 File No. 0-49850
Dear Ms. Thompson:
In reference to your comment letter of July 10, 2008 and with respect to your review of the Annual Report on Form 10-K for the year ended December 30, 2007 of Big 5 Sporting Goods Corporation (“we”, “our” or the “Company”), this letter sets forth our response to each comment, numbered to correspond to the Staff’s letter. For ease of reference, we have repeated the Staff’s comments and included our response for each item directly below.
Form 10-K for the Fiscal Year Ended December 30, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 29
1.	In future filings, please revise the discussion of each of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, we note that while your net sales for the fourth quarter of fiscal 2007, the quarter comprising your holiday and winter sports seasons, were lower than expected and contributed to lower operating income and higher inventory levels compared to the same period last year, charges to your inventory reserve were lower during fiscal 2007 than during fiscal 2006. In future filings, please explain in further detail within this section how you derive your inventory reserve, quantify the reserves as of each year-end, and explain in reasonable detail changes in the reserve between periods. If reasonably likely changes in inventory assumptions would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably possible outcomes should be disclosed and quantified. Please provide us with the revised inventory valuation critical accounting policy that you will include in future filings. Please refer to SEC Release No. 33-8350.

Company Response: We note the Staff’s comments and in future filings beginning with our Annual Report on Form 10-K for the year ending December 28, 2008 will revise the discussion of our critical accounting estimates to focus on the assumptions and uncertainties that underlie our critical accounting estimates. Where material, we will quantify and provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. We will include a qualitative and quantitative analysis of the sensitivity of reported results to changes in our assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. To address the Staff’s specific request to provide a revised disclosure of our inventory valuation critical accounting policy, we respectfully submit the following revision, which we will include in future filings beginning with our Annual Report on Form 10-K for the year ending December 28, 2008:
               Valuation of Merchandise Inventories
          Our merchandise inventories are made up of finished goods and are valued at the lower of cost or market using the weighted-average cost method that approximates the first-in, first-out (“FIFO”) method. Average cost includes the direct purchase price, net of vendor allowances and cash discounts, of merchandise inventory and allocated overhead costs associated with our distribution center.
          We record valuation reserves on a quarterly basis for merchandise damage and defective returns, merchandise items with slow-moving or obsolescence exposure and merchandise that has a carrying value that exceeds market value. These reserves are estimates of a reduction in value to reflect inventory valuation at the lower of cost or market. The reserve for merchandise returns is based upon the determination of the historical net realizable value of products sold from our returned goods inventory or returned to vendors for credit. Our reserve for merchandise returns includes amounts for returned product on-hand as well as for new merchandise on-hand that we estimate will ultimately become returned goods inventory after being sold based on historical return rates. Factors included in determining slow-moving or obsolescence reserve estimates include current and anticipated demand or customer preferences, merchandise aging, seasonal trends and decisions to discontinue certain products. Because of our merchandise mix, we have not historically experienced significant occurrences of obsolescence. Our inventory valuation reserves for merchandise returns, slow-moving or obsolescent merchandise and for lower of cost or market provisions totaled $x.x million and $2.8 million as of December 28, 2008 and December 30, 2007, respectively, representing less than [2%] of our merchandise inventory for both periods. The [increase/decrease] in inventory valuation reserves for fiscal 2008 was due to [explanation of change in reserve].
          Inventory shrinkage is accrued as a percentage of merchandise sales based on historical inventory shrinkage trends. We perform physical inventories at each of our stores at least once per year and cycle count inventories encompassing all inventory items at least once every quarter at our distribution center. The reserve for inventory shrinkage represents an estimate for inventory shrinkage for each store since the last physical inventory date through the reporting date. Inventory shrinkage can be impacted by internal factors such as the level of investment in employee training and loss prevention and external factors such as the health of the overall economy, and shrink reserve estimates can vary from actual results. Our reserve for inventory shrinkage was $x.x million and $1.9 million as of December 28, 2008 and December 30, 2007, respectively, representing less than [2%] of our merchandise inventory for both periods. The [increase/decrease] in our inventory shrink reserve in fiscal 2008 was due to [explanation of change in reserve].
          A 10% change in our inventory valuation reserves estimate in total at December 28, 2008, would result in a change in reserves of approximately $x.x million and a change in pre-tax earnings by the same amount. Our reserves are estimates, which could vary significantly, either favorably or unfavorably, from actual results if future economic conditions, consumer demand and competitive environments differ from our expectations. At this time, we do not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that we use to calculate our inventory reserves.

Notes to Consolidated Financial Statements
Note 2. Basis of Reporting and Summary of Significant Accounting Policies
Reclassifications, page F-9
2.	You disclose that you revised your previously reported consolidated balance sheet for fiscal 2006 to reflect an increase of approximately $3.6 million in accounts receivable and accrued expenses to correct a misclassification made in presenting sales returns allowances. You also disclose in Schedule II that you changed your presentation of the allowance for sales returns during fiscal 2007 “to classify the estimated value of merchandise returns as an offset to the estimated sales value of returns.” Please clarify what you mean by this statement and tell us the specific changes you made to your financial statements. Your response should include illustrative journal entries used in recording sales returns under your prior and current methods to assist us in understanding this change. If you reclassified the sales return reserve from a contra-asset account to a liability account, please tell us why your Schedule II still reflects a balance as of the end of fiscal 2007. Please also clarify if you reserve the gross margin of the related sales or if you reverse 100% of the related revenues and cost of sales. If you record sales returns based on actual returns, please disclose such information in future filings and, if true, that your financial statements would not be materially impacted had you estimated sales returns.
Company Response: We acknowledge the Staff’s comment and supplementally advise the Staff that our policy is to record returns based upon estimates at the time the original sale is recorded. Management determines the estimate of returns based upon sufficient historical evidence that supports a reasonable basis to estimate returns as of each reporting period pursuant to Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists, (SFAS No. 48).
With respect to the Staff’s question as to our disclosure in Schedule II, we supplementally advise the Staff that our disclosure in Schedule II was intended to inform the reader of the reason for the decline in the balance of our allowance for sales returns in fiscal 2007. For fiscal 2006, we recorded the following entries to estimate the allowance for sales returns:

2006 Accounting Entries
Entry #1
Estimated Sales Returns (Contra — Sales Revenue)	XXX
Allowance for Est. Sales Returns (Contra — Accounts Receivable Asset)		XXX
To record the effect on sales for the provision for estimated sales returns.

Entry #2
Deferred Cost of Sales — Est. Sales Returns (Inventory)	XXX
Cost of Sales — Est. Sales Returns (Contra — Cost of Sales)		XXX
To record the effect on cost of sales for the provision for estimated sales returns.
Prior to fiscal 2007, our disclosure in Schedule II was based upon Entry #1, which represented the estimated sales value of the returns, and did not include the estimated value of the merchandise element of this transaction (i.e., cost of sales) reflected in Entry #2. However, sales are generally made on a cash and carry basis; therefore, there was no directly related customer receivable to offset with the “contra-accounts receivable asset”.
In the first quarter of fiscal 2007, we concluded that the allowance for sales returns was misclassified as a contra asset against accounts receivable. We reached this conclusion because there was no corresponding receivable to which these sales relate as most customers pay by cash, check or third party credit cards. We also determined that inventory should not be separately grossed up (Entry #2) as part of this transaction. For fiscal 2007, we consolidated our entry to record our allowance for sales returns to reflect the net margin impact of the sales as an accrued liability, while separately reducing net sales and cost of sales for the gross impact of the reserve in accordance with Statement of Financial Standards No. 48, as follows:

2007 Accounting Entry
Estimated Sales Returns (Contra — Sales Revenue)	XXX
Cost of Sales — Est. Sales Returns (Contra — Cost of Sales)		XXX
Allowance for Est. Sales Returns (Liability)		XXX
To record the provision for estimated sales returns
We concluded that the above entry properly depicts this transaction in accordance with SFAS No. 48, since the balance in the allowance for estimated sales returns represents the amount of gross profit associated with the estimated sales to be returned and is appropriately presented as an accrued expense in current liabilities in our consolidated balance sheet. Further, we evaluated the errors on a qualitative and quantitative basis using guidance in Staff Accounting Bulletin No. 99, Materiality and APB No. 28, Interim Financial Reporting, and concluded that on a qualitative and quantitative basis the error was not material to the users of the consolidated financial statements.
For fiscal 2007, our disclosure in Schedule II presented the net balance sheet impact of the returns or “gross margin” whereby the estimated sales was offset by the estimated cost of the related inventory as illustrated in the above fiscal 2007 accounting entry. Although our allowance for sales returns is now presented as a component of accrued expenses in current liabilities, we believed the allowance for sales returns to be a key element for retail industry registrants. However, based upon the specific instructions of Rule 12-09 of Regulation S-X (“Group...those valuation and qualifying accounts which are deducted in the balance sheet from the assets to which they apply...”) and review of other retail industry registrants’ presentations, we believe it is appropriate to remove this disclosure from Schedule II in our future annual filings.
3.	We note that you reclassified a cash outflow of approximately $1.7 million from operating activities to investing activities for the year ended December 31, 2006. Please explain to us how you determined that this was a reclassification as opposed to a correction of an error, as we believe that adjustments between categories of the cash flow statement would generally constitute a correction of an error.
Company Response: We acknowledge the Staff’s comment and supplementally advise the Staff that we considered the misclassification in the cash flow statement to be an immaterial correction of an error. We evaluated the error on a qualitative and quantitative basis using guidance in Staff Accounting Bulletin No. 99, Materiality and APB No. 28, Interim Financial Reporting, and concluded that on a qualitative and quantitative basis the error was not material to the users of the consolidated financial statements. Therefore, we corrected the historical presentation in the cash flow statement to be consistent with the current year presentation and disclosed our determination that the correction was not considered material to the consolidated financial statements. We believe our current disclosure, “The revision corrects a misclassification made in presenting the cash flow statement impact of accrued and unpaid liabilities related to the purchase of property and equipment,” provides transparency for the reader to understand the nature of the revision to our previously reported consolidated statement of cash flows.
Revenue Recognition, page F-9
4.	We note that you recognize gift card breakage over the estimated gift card redemption period of approximately 20 quarters. Please tell us and disclose if you recognize estimated breakage on a straight-line basis over the breakage period or if you recognize the estimated breakage proportionally over the period of performance, that is, as the remaining gift card values are redeemed. Please also provide evidence that demonstrates to us that the demand for future performance with respect to the estimated breakage recognized as revenue is remote and that the estimate is based on a large population of homogeneous transactions. In doing so, please tell us when you began selling gift cards and tell us the amount of breakage recognized for each period presented.

Company Response: We acknowledge the Staff’s comment and supplementally advise the Staff that we recognize gift card breakage over the estimated gift card redemption period of 20 quarters on a straight-line basis. The estimated gift card redemption period and gift card breakage are based on historical redemption patterns. We began selling gift cards during fiscal 2002 and have tracked historical redemptions on gift cards since that time. After gift cards are sold, historical redemptions of these gift cards are analyzed by year and by quarter. As an example, for a gift card sold in the fourth quarter of fiscal 2002, we would have 20 quarters of historical redemption results through fiscal 2007. Historical gift card redemption patterns have been relatively consistent by year, as shown in the table below, as well as by quarter.

GIFT CARD REDEMPTION PERCENTAGES
			Dollars Redeemed (Expressed in Percentages)
	Dollars	Quantity (units)	Within	1 to 2	2 to 3	3 to 4	4 to 5
	Issued	Issued	1 Year	Years	Years	Years	Years	Total
2002	$2,987,094	78,187	88.2%	4.1%	1.1%	0.5%	0.3%	94.2%
2003	7,790,667	228,107	87.5%	4.4%	1.3%	0.6%	0.3%	94.1%
2004	8,895,524	259,227	86.1%	4.8%	1.5%	0.6%		93.1%
2005	9,105,146	255,808	85.3%	5.0%	1.5%			91.8%
2006	9,671,141	268,689	84.7%	4.7%				89.4%
2007	9,135,379	250,414	83.0%					83.0%

	$47,584,951	1,340,432

		AVERAGES	85.8%	4.6%	1.4%	0.6%	0.3%	92.7%
Our gift card redemption history reflects five complete years of data for fiscal 2002, four complete years of data for fiscal 2003 and so on. We believe that redemption results for fiscal 2002 and 2003 provide reasonable historical evidence that the gift card redemption period approximates 20 quarters and that approximately five percent of the value of gift cards issued is not redeemed by customers. We also believe the historical redemption results for gift cards issued in subsequent years are not inconsistent with patterns experienced for years with a longer redemption history. We estimate our gift card breakage at five percent of the dollar value of gift cards sold. We believe that our historical gift card redemption results, based on the complete population of gift cards sold beginning in fiscal 2002, provides evidence that demonstrates that the demand for future performance with respect to the estimated breakage recognized as revenue is remote 20 quarters following the quarter of issuance and that the estimate is based on a large population of homogeneous transactions evidenced by the number of cards issued and the average balance per card by year ranging from $34.15 to $38.20 and an overall lifetime average of $35.50. The amount of gift card breakage recognized for fiscal 2007, 2006 and 2005 was $470,000, $372,000 and $1.2 million, respectively. Gift card breakage recognized for fiscal 2005 represented our initial recognition of such amounts.
In future filings beginning with our Quarterly Report on Form 10-Q for the second quarter ended June 29, 2008, we will disclose that the Company recognizes gift card breakage over the estimated gift card redemption period of 20 quarters on a straight-line basis and will indicate the amount of gift card breakage recognized for the periods presented.
Deferred Rent, page F-13
5.	We note that your calculation of straight-line rent is based on the “reasonably assured” lease term as defined by SFAS 98. We understand your statement to mean that you include renewal periods subsequent to the fixed noncancelable terms of your leases in your straight-line rent expense calculations if failure to renew the lease would result in an economic penalty as a result of factors external to the lease agreement as further described in paragraph 61 of SFAS 98. If our understanding is correct, please tell us the nature of these economic penalties and explain how they meet the necessary criteria of paragraph 61. If our understanding is incorrect, please advise. Please also confirm that you do not include renewal options in straight-line rent simply based on having a history of exercising renewal options.
Company Response: We acknowledge the Staff’s comment and we confirm that we do not include renewal options in the straight-line rent solely based on our history of exercising renewal options. We include renewal options when determining straight-line rent for stores that have fixed noncancelable lease terms of less than ten years. Many of our negotiated leases have noncancelable fixed terms of five years with multiple five-year renewal options. Our typical capital investment in new store properties is approximately $0.5 million for fixtures, leasehold improvements and equipment. These improvements can include heating and air conditioning, fire sprinklers, slat walls, dressing rooms, floor coverings, back office and storage build outs and have typical economic useful lives of ten years or longer. These improvements cannot easily be relocated. Because the economic useful lives of these capital investments are approximately twice as long as the noncancelable fixed lease term of five years, we believe that the net book value of the leasehold improvements (approximately $250,000 per store on average) at the end of the noncancelable lease term is an economic penalty to terminating the lease before the tenth year. In addition to the sunk costs of leasehold improvements, we would incur the added cost of relocation if we did not exercise the renewal option. Therefore, if the noncancelable fixed term of the lease is less than ten years, renewal options are included such that our “reasonably assured” lease term is a minimum of ten years. As an example, a seven year noncancelable fixed term lease and a five-year renewal option would result in a reasonably assured lease term of 12 years for purposes of our straight-line rent calculation.
In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We thank you for your time and suggestions. Should you have any questions or comments concerning this letter, please do not hesitate to contact me directly at (310) 297-7711.

Sincerely, Big 5 Sporting Goods Corporation
By:	/s/ Barry D. Emerson
Barry D. Emerson
Senior Vice President, Chief Financial Officer and Treasurer
cc: Mr. Andrew Blume, Staff Accountant, Securities and Exchange Commission